UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Execution of a Material Definitive Agreement

On September 1, 2022, Powerbridge Technologies Co. LTD. (“Powerbridge” or the “Company”) entered into an Ordinary Share Purchase Agreement (the “Purchase Agreement”) with White Lion Capital LLC, a Nevada limited liability company (the “Investor”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Investor is committed to purchase our ordinary shares, $0.00166667 par value per share (“Ordinary Shares”), with an aggregate offering price of up to $15,000,000 (“Commitment Amount”) from time to time during the commitment period, which commences on the execution date of the Purchase Agreement, and shall terminate on the earlier of (i) the date on which the Investor shall have purchased shares equal to the Commitment Amount, or (ii) May 31, 2024 , or (iii) the date on which the Purchase Agreement is terminated.

Under the Purchase Agreement, on any trading day selected by us, we have the right, but not the obligation, to present the Investor with a purchase notice, to purchase up to an aggregate offering of the Commitment Amount of our Ordinary Shares (“Purchase Notice”). The maximum number of Ordinary Shares to be sold under each Purchase Notice shall be determined by the lesser of (i) 30% of the average daily trading volume during the five (5) trading days immediately prior to the delivery of the Purchase Notice as reported by Bloomberg, or (ii) $1,500,000 divided by the highest closing price of our Ordinary Shares during the five (5) trading days immediately prior to the delivery of the Purchase Notice (“Purchase Notice Limit”). Notwithstanding the foregoing, the Investor may waive the Purchase Notice Limit at any time to allow the Company to sell additional shares under a Purchase Notice. Nevertheless, in no event, the maximum aggregated number of Ordinary Shares to be sold in all Purchase Notices shall exceed 4.9% of the number of Ordinary Shares outstanding immediately prior to the issuance of Ordinary Shares issuable under a Purchase Notice.

The purchase price per share to be paid by the Investor will be 97% of the lowest daily volume-weighted average price of our Ordinary Shares during a valuation period, which is three (3) consecutive business days commencing on and including the purchase notice date (as defined below). A Purchase Notice Date is the date on which such Purchase Notice is deemed delivered to the Investor.

The Company has also agreed to issue the Investor certain number of Ordinary Shares (“Commitment Shares”) alongside the first Purchase Notice. The amount of Commitment Shares to be issued equal to 1.5% of the Commitment Amount divided by the closing price of the Ordinary Shares on the business day prior to the issuance of the first Purchase Notice. In addition, if, by December 31, 2022, the Company has not issued any Purchase Notice to the Investor, then the Company must issue to the Investor an amount of Commitment Shares equal to 1.5% of the Commitment Amount divided by the closing price of the Ordinary Shares on the last business day prior to December 31, 2022.

The foregoing summary description of the Purchase Agreement does not purport to be completed and is qualified in its entirety by reference to the full text of the form of the Purchase Agreement, which are filed as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Form of Ordinary Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 9, 2022

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Yuxia Xu
Yuxia Xu
Chief Financial Officer

2